EXHIBIT 99.1

Hydrogenics to Provide a One MegaWatt Electrolyzer for Renewable Energy Project

Germany's Largest Industrial Scale Wind-Hydrogen Project Selects HySTAT(R) Technology

MISSISSAUGA, Ontario, Oct. 19, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it was awarded a contract to deliver and install a 1MW HySTAT® electrolyzer in an industrial scale renewable energy storage project, the largest of its kind in Germany. The system will have the capacity to store up to 27 MWh of energy as hydrogen.

The full-scale project, by the name RH2-WKA, will be located in Mecklenburg-Vorpommern in northern Germany where the wind regimes are highly favorable. The project owner of the wind-hydrogen system is German-based WIND-projekt GmbH (www.wind-projekt.de), a leading European turn-key provider and operator of wind energy parks and stand-alone plants. To date WIND-projekt has delivered just under 300 MW of installed wind energy generation onshore and has received building permission for approximately 1 MW offshore. The electrolyzer purchase is funded by the German NIP (Nationale Innovationsprogramm für Wasserstoff- und Brennstoffzellentechnologie).

Power to operate the electrolyzer, including an integrated compressor to store hydrogen at elevated pressure, will be provided by WIND-projekt's newly installed 140 MW wind farm, harvesting wind energy from an array of 7.5 MW wind turbines. By incorporating hydrogen generation and storage in the system design, the wind's fluctuating energy is balanced. At the same time energy can be stored for long periods of time.  For end-users this ensures a supply of high quality, reliable power from renewable energy sources.

"The electrolysis of water into hydrogen using excess energy from wind and solar sources is the optimal pathway to increase the renewable content in our energy system mix," said Daryl Wilson, President and CEO of Hydrogenics. "For a renewable energy project of this scale, WIND-projeckt's choice of a hydrogen technology storage solution is great validation for this capability. It tells us that Hydrogenics' long-standing dedication to this market opportunity has been well-placed."

The stored hydrogen will be used as needed to generate electricity for the RH2-WKA project. The system will also allow the hydrogen to be used for transport and be fed to the natural gas network. Wind energy is considered to have significant potential as part of Germany's announced commitment to phase out all nuclear power by 2020.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com